# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Red Robin Gourmet Burgers, Inc., CIK 0001171759
CUSIP: 75689M101
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 10000 E Geddes Ave, Suite 500, Englewood, Colorado (CO), 80112
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001941040-24-000480
Filed by CIK 0001524828

## Reporting persons
- Acuitas Investments, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Washington (WA); sole voting power 0; shared voting power 845,156; sole dispositive power 0; shared dispositive power 845,156; aggregate amount beneficially owned 845,156 (4.86% of the class)

## Item 1. Issuer
Name of issuer: Red Robin Gourmet Burgers, Inc.
Address of issuer's principal executive offices: 10000 E Geddes Ave, Suite 500, Englewood, CO 80112

## Item 2. Person Filing
Name of person filing: Acuitas Investments, LLC
Address of principal business office or, if none, residence: 520 Pike Street, Suite 1221, Seattle, WA 98101
Citizenship: Washington

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 845,156
Percent of class: 4.86
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 845,156
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 845,156

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Acuitas Investments, LLC: Lisa Thenell, Chief Compliance Officer (02/03/2025)